

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 4, 2016

<u>Via E-mail</u>
Kevin S. Kim
President and Chief Executive Officer
BBCN Bancorp, Inc.
3731 Wilshire Boulevard, Suite 1000
Los Angeles, CA 90010

> **Re: BBCN Bancorp, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 8, 2016**
> **File No. 333-210002**
> **Form 8-K filed December 7, 2015**
> **File No. 000-50245**
>
> **Wilshire Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2015**
> **Filed February 16, 2016**
> **File No. 000-50923**

Dear Mr. Kim:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Proxy / Prospectus Cover Page

1.   Please revise to indicate the maximum number of shares of BBCN Bancorp's common stock estimated to be issuable upon the completion of the merger.

Summary

Merger Generally Tax-Free to Shareholders, page 11

2.   We note your statement that the "discussion of federal income tax effects of the merger included in this joint proxy statement/prospectus is only a general summary." Please note that investors are entitled to rely on the tax discussion, and the discussion must encompass all material federal income tax consequences. Please refer to Section III.D.1 of Staff Legal Bulletin No. 19 and revise.

Selected Historical and Pro Forma Financial Information, page 19

3.   Please revise to include pro forma cash dividends declared per share. Refer to Item 3(f)(2) of Form S-4.

4.   Please present the disclosures required by Item 3(g) of Form S-4.

5.   Please revise your next amendment to break out all credit quality indicators separately for legacy loans and acquired loans. Specifically, please disclose the ratios provided in the table on page 22 separately for legacy loans and acquired loans.

Risk Factors

Impairment of goodwill resulting from the merger . . . , page 29

6.   We note your disclosure that "[g]oodwill and other intangible assets are expected to increase substantially as a result of the merger." Insofar as the information is available, please revise to quantify the extent of such expected increase to provide investors with a better understanding of the risk presented.

Background of the Merger, page 52

7.   Please revise the first full paragraph on page 53 to clarify whether Hanmi first initiated contact with certain of the BBCN board members, or vice versa. Also, disclose the timeframe and substance of such discussions.

8. Please revise to discuss whether the BBCN board considered potential business combinations with third parties other than Wilshire or Hanmi. As applicable, please disclose the time frame of any discussions regarding the possibility of inviting or soliciting discussions with merger partners other than Wilshire or Hanmi, including the dates and substance of such discussions and whether such discussions involved KBW.

9. Please revise to clarify why KBW indicated that a Wilshire transaction could have a higher earnings per share accretion and lower tangible book value earn back period than a Hanmi transaction.

10. Please disclose the reasons why the BBCN board unanimously agreed on September 30, 2015 that BBCN would first explore a possible combination with Wilshire rather than Hanmi.

11. We note that on October 28, 2015, the standalone forecast prepared by Wilshire management was revised based on the "prolonged discussion" among the Wilshire board and management. Please revise to describe such revisions in greater detail, including, without limitation, whether such forecasts were revised upward or downward and the reasons for such revisions.

12. Please disclose whether any proposed terms were discussed during the phone call between Mr. Didion and Hanmi's president on or about November 4, 2015. If applicable, please disclose any such terms.

13. Please revise to disclose the time frame of the Wilshire Special Committee's discussions, if any, regarding the possibility of inviting or soliciting discussions with merger partners other than BBCN or Hanmi, including the dates and substance of such discussions and whether such discussions involved Sandler O'Neill.

14. Please disclose the reasons why the Wilshire Special Committee agreed on November 4, 2015 that Wilshire would not respond to Hanmi's inquiry regarding a potential transaction between Hanmi and Wilshire.

15. Please clarify the number of directors who voted against continuing negotiations with Wilshire at the November 18, 2015 meeting or advise.

16. We note that at the BBCN Ad Hoc Committee meeting held on November 24, 2015, KBW compared the Hanmi proposal with the negotiated terms of the proposed transaction with Wilshire. Please revise to disclose KBW's findings, conclusions and recommendations, if any.

17. You disclose that on December 2, 2015, representatives of each of Morrison & Foerster and Morgan Lewis & Bockius discussed the process by which the BBCN board would consider the Hanmi and Wilshire matters. Please revise to describe in greater detail the

substance of this discussion, including any process that was agreed upon between the parties.

18.   Please revise to describe in greater detail:

- the expanded "circumstances" under which the termination fee would be payable, as requested by Wilshire on December 2, 2015 and reflected in the revised draft of the merger agreement; and

- how the definition of a "superior proposal" was negotiated, revised and agreed upon.

19.   You disclose that at the BBCN board meeting held on December 4, 2015, representatives of Morgan Lewis & Bockius presented their "views on the board process in relation to the potential strategic transactions with Hanmi and Wilshire." Please revise to describe such "views" in greater detail and explain how they were considered by the BBCN board.

20.   Please revise your disclosure at the bottom of page 60 to more specifically describe, with quantification, as appropriate, how:

- the BBCN board considered the "relative economic benefits to the BBCN stockholders" from the two potential transactions with Hanmi and Wilshire, respectively, at the special meeting held on December 4, 2015; and

- Mr. Kevin Kim asked Wilshire to improve the "financial terms" of the potential transaction.

BBCN's Reasons for the Merger . . . , page 62

21.   Please revise to briefly summarize why BBCN believes the transaction will be accretive to its earnings.

Wilshire's Reasons for the Merger . . . , page 64

22.   Please revise to clarify, if true, that the material factors considered by the Wilshire board of directors have been disclosed.

23.   Please tell us whether the Wilshire board of directors considered as a negative factor the fact that Wilshire shareholders will generally not be entitled to dissenters' appraisal rights in connection with the merger and revise your disclosure as appropriate.

United States Federal Income Tax Consequences of the Merger, page 94

24.   Noting your statement in the third paragraph on page 96 that the discussion under the heading "United States Federal Income Tax Consequences of the Merger" sets forth the opinion of counsels as to the material federal income tax consequences of the merger,

please tell us why it is appropriate for your discussion in this section to assume the "accuracy of [counsels'] opinions," as stated in the last sentence of the preceding paragraph.

Dissenters' Rights for Holders of Wilshire Shares Subject to Transfer Restrictions, page 99

25.   Please revise to restate the date of the Wilshire special meeting in this section.

26.   We note your statement in the first full paragraph on page 100 that the "discussion is not a complete statement of California law relating to dissenters' rights . . . ." Please revise to eliminate this qualification and indicate, if true, that all material information is discussed.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 3. Preliminary Pro Forma Adjustments, page 120

27.   Pro forma adjustment B includes a $76.4 million estimated fair value adjustment to gross non-covered loans. In the narrative discussion in Note 3, you note that this fair value adjustment includes market rate differential and the potential adjustments required by ASC 310-30. Please separately present the components of this pro forma adjustment in your next amendment and revise the accompanying footnote accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Loan Portfolio

Nonperforming Assets, page 252

28.   Please revise your next amendment to break out all credit quality indicators separately for legacy loans and acquired loans. Specifically, please disclose the information provided in the table on page 252 separately for legacy loans and acquired loans.

29.   Please revise your next amendment to break out all credit quality indicators separately for legacy loans and acquired loans. Specifically, please disclose the ratios provided in the table on page 257 separately for legacy loans and acquired loans.

Notes to Consolidated Financial Statements

Note 4. Loans Receivable and the Allowance for Loan Losses, page F-23

30.   Please revise your next amendment to break out all credit quality indicators separately for legacy loans and acquired loans. Specifically, it appears that you do not include impaired loan disclosures for just legacy loans.

Note 14. Fair Value Measurements, page F-52

31.   Please revise your next amendment to include the disclosure requirements of ASC 820-10-50-2.bbb, specifically quantitative information about the significant unobservable inputs used in the fair value measurement for fair value measurements categorized within Level 3 of the fair value hierarchy for impaired loans and other real estate owned. Refer to ASC 820-10-55-103 for a proposed template.

Exhibits

Tax Opinions

32.   Please file signed and dated tax opinions prior to effectiveness. Refer to Section III.D.2 of Staff Legal Bulletin 19 for guidance.

33.   Noting your disclosure in the third paragraph on page 96, please revise Exhibits 8.1 and 8.2 to clearly state that the discussion in the prospectus under "United States Federal Income Tax Consequences of the Merger" sets forth the opinion of Morrison & Foerster LLP and Hunton & Williams LLP, respectively.

Exhibit 8.1

34.   Please revise the assumption in the penultimate sentence of the third paragraph to exclude the registrant or explain to us why it is appropriate to assume that the registrant had the power and authority to enter into the reviewed documents.

35.   You may limit reliance on your opinion with regard to purpose, but not person. Please revise the penultimate paragraph of the tax opinion to clarify that investors are entitled to rely upon the opinion.

Exhibit 99.3

36.   We note that the consent of Sandler O'Neill & Partners, L.P., filed as Exhibit 99.3, does not comply with Rule 436(a) of the Securities Act of 1933, as the consent does not expressly state that Sandler consents to the quotation or summarization of its opinion in the registration statement. Please refile the consent with the proper representation.

BBCN Bancorp Inc. - Form 8-K filed December 7, 2015

37.   It appears that you omitted the disclosure schedules to the merger agreement filed as exhibit 2.1. Please amend the Form 8-K to include a list briefly identifying the contents of all omitted schedules to the merger agreement and your agreement to furnish supplementally a copy of any omitted schedules to the Commission upon request, as required by Item 601(b)(2) of Regulation S-K.

Wilshire Bancorp, Inc. - Form 10-K for the Fiscal Year Ended December 31, 2015

38.   It appears that the certification provided by Jae Whan Yoo does not include a conformed signature. Please amend and refile the Form 10-K in its entirety and ensure that each certification required by Item 601(b)(31) and (32) of Regulation S-K is also signed when you amend your report. Refer to Regulation S-K Compliance and Disclosure Interpretations Question 246.14 for additional guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact H. Stephen Kim at (202) 551-3291 or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: David W. Kim, Esq.
        Ben Chung, Esq.